Exhibit 4.3

MRM/fcn

15 February 2008 Strictly Private & Confidential L K Fish Esq [ ]	Head Office Gogarburn PO Box 1000 Edinburgh EH 12 1HQ Telephone: 0131 556 8555 Facsimile: 0131 626 3081 www.rbs.co.uk

Dear Larry,

I am pleased to confirm formally the terms of your appointment as a Non-executive Director of The Royal Bank of Scotland Group plc (“the Group”), The Royal Bank of Scotland plc (“the Royal Bank”) and National Westminster Bank Plc (“NatWest”), (together “RBS” or “the Companies”), with effect from April 30, 2008.

As agreed, you are aware that effective from January 1 2008 onwards, you have assumed the role of Non-executive Chairman, RBS America and Citizens Financial Group. We have agreed that whilst you will continue as an employee of Citizens until your official retirement on April 30, 2008, subsequent to that date the arrangements that will apply are as set out in this letter, in the form of a contract for services and not a contract of employment.

Appointment

Your appointment as a Non-executive Director RBS will be for an initial term expiring October 9, 2009, unless otherwise terminated earlier by, and at the discretion of, either party upon written notice. Continuation of your appointment is contingent on your contribution to the Board and re-election at the appropriate Annual General Meetings in accordance with the terms of the Articles of Association of the Companies.

The Royal Bank of Scotland Group pIc Registered in Scotland No.45551 Registered Office: 36 St Andrew Square Edinburgh EH2 2YB

Time Commitment

Overall we anticipate a combined time commitment for these duties of two days per week. This will include attendance at the regular Board meetings of the Companies, the Annual General Meetings of the Companies and the annual Group Board strategy offsite.

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. You will be expected to devote appropriate preparation time ahead of each meeting. The agreement of the Chairman should be sought before accepting additional commitments that might affect the time you are able to devote to your role as a Non-executive Director of the Companies.

Role

You will retain the same legal responsibilities as before as Non-executive Directors have the same legal responsibilities to the Companies as any other Director. Each Board as a whole is collectively responsible for promoting the success of the relevant Company by directing and supervising that Company’s affairs. Details of the principal responsibilities and areas of interest of the Non-executive Directors of the Companies are contained in the enclosed Non-executive Director role profile.

Fees and administrative support

Your fees for your combined duties beginning January 1, 2008 are $600,000 per annum, payable on a bi-weekly basis. This is inclusive of the standard Non-executive Directors’ fee which is currently set at £70,000 per annum which covers membership of the three Boards of the Companies. The fees are subject to annual review by the Board and are disclosed in the Group's Report and Accounts. The Group will reimburse you for all reasonable and properly documented expenses you incur in performing your duties in accordance with Citizens’ travel and expenses policies.

To support you in your new duties you will retain the services of your current administrative support (two full-time employees, a Providence based Scheduler and a Boston based secretary). Additionally you will be provided with a car and driver for business purposes relating to RBS and, with the agreement of the Chief Executive RBS America, will be able to use the corporate aircraft to travel for business purposes relating to RBS and Citizens.

For the avoidance of doubt I confirm that you will not be eligible to participate in any Citizens or RBS incentive compensation plan, whether annual or long term for any services after January 1, 2008. I am pleased, however to confirm that you will continue to receive all existing employee benefits until your retirement date of April 30, 2008, with the exception that you will no longer be eligible for the Citizens charitable gift matching benefit of $1 million.

Upon your official retirement from Citizens on April 30, 2008 you will be eligible to commence your retirement benefits in accordance with the terms of the Citizens retirement plans. For the purposes of Section 409A of the Internal Revenue Code, you will be deemed to have incurred a separation from service on December 31, 2007. You will also be eligible to receive retiree health benefits in accordance with the terms of the Citizens retiree health plan, beginning May 1, 2008.

Outside Interests

It is accepted and acknowledged that you may have business interests other than those of the Companies and have declared any potential conflicts of interest that are apparent at present. In the event that you become aware of any potential conflicts of interest, these should be disclosed to the Chairman and Group Secretary and General Counsel as soon as they are apparent to you.

Confidentiality

All information acquired during your appointment is confidential to the Companies and should not be released, either during your appointment or following termination of your appointment to third parties without prior written clearance from the Chairman.

As a Director, you will frequently be in possession of price sensitive information and you should avoid making any statements that might risk disclosure of unpublished price sensitive information.

For completeness, I should be grateful if you would sign, date and return the enclosed Declaration of Secrecy at your earliest convenience in the envelope provided. Please note that the Declaration should also be signed and dated by an independent witness with his/her signing particulars being inserted in the relevant section of the Declaration.

Review Process

The performance of individual Directors and the whole Board and its Committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role, you should discuss them with the Chairman as soon as is appropriate.

Insurance

Subject to legislative provisions, you will be entitled to be indemnified out of the assets of the Group against all costs and liabilities incurred by you in the execution of your duties.

In addition, the Group has in place directors’ and officers’ liability insurance. It is intended to maintain such cover for the full term of your appointment. A summary of the policy document is enclosed.

Independent Professional Advice

Very occasionally a situation may arise when you consider that you need to take independent professional advice in furtherance of your duties as a Director. If you should ever feel that such advice is necessary, you should first discuss the situation with the Chairman, the Senior Independent Director or the Group Secretary and General Counsel. Thereafter if you still wish to obtain independent advice you may do so at the Companies’ expense.

Dealing in Securities/Investments

As a Director, you are subject to the Group’s Model Code, which imposes restrictions on dealing in securities. The main restrictions imposed by the Code are that you cannot deal in Group securities at certain times (close periods), that you cannot deal when you are in possession of inside information and that you cannot deal without first obtaining permission from the appropriate person as set out in the Code. A copy of the Group’s Securities Transactions by Directors and GEMC Members booklet is enclosed.

Status of Employment Agreement

This letter supersedes Sections 1 through 7 (inclusive) and Sections 12(b) and 12(h) of your Employment Agreement with Citizens Financial Group, Inc. dated as of February 18, 2004.

Please do not hesitate to contact me if you have any questions in relation to this letter. This letter has been sent to you in duplicate. Please sign and date both copies, retaining one copy for your records and returning the other to me.

Yours sincerely

/s/ Miller McLean
Miller McLean Group Secretary and General Counsel

/s/ Lawrence Fish	2/28/08
Lawrence Fish	Date

Enc:

Copy letter — for your signature
Declaration of Secrecy — for your signature
Non-executive Director Role Profile
Summary of Director and Officer Liability Insurance
Securities Transactions by Directors and GEMC Members